Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

 NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces the following transactions carried out by Mark Crossley, a PDMR and the Chief Executive of the Company on March 14, 2024, and March 15, 2024.

On March 15, 2024, an award over 19,215 Ordinary Shares of $0.10 each ('Shares') vested in favour of Mark under the Indivior Deferred Bonus Plan 2018 (the 'DBP').  This award was granted on March 15, 2022 and vested following the end of the two-year deferral period. The vesting of the award was not subject to performance conditions.  The vesting of this award was settled on a net-settled basis, resulting in the delivery of Shares in the amount set out below.

Name of PDMR	Number of vested Shares	Number of Shares delivered
Mark Crossley	19,215	10,549

On March 15, 2024, Mark also received 15,444 Shares, following the exercise and net settlement of a share option. The option exercise was in respect of an option over 42,123 Shares granted on December 29, 2014, at an option price of £5.55 per share.

On March 14, 2024, March 15, 2024 and March 18, 2024, Mark Crossley disposed of a total of 117,197 Shares; 25,993 Shares arising from the above transactions and 91,204 Shares from the release of vested awards under the Indivior Long-Term Incentive Plan on March 5, 2024.

91,204 Shares were sold on March 14, 2024 at an average price of £16.30 per share. 15,444 Shares were sold on March 15, 2024 at an average price of £16.44 per share and 10,549 Shares were sold on March 18, 2024 at an average price of £16.17 per share.

Following the completion of these transactions, Mark Crossley has an interest in 90,032 Shares in the Company.

This notification is made in accordance with the requirements of the UK Market Abuse Regulation.

Kathryn Hudson
Company Secretary

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Crossley
2	Reason for the notification
a)	Position/status	Director / PDMR - Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Delivery of Shares on Vesting of an award granted under the DBP.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	10,549
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	March 15, 2024
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Delivery of Shares arising from exercise of an option
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.55	15,444
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	March 15, 2024
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.30	91,204
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	March 14, 2024
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.44	15,444
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	March 15, 2024
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.17	10,549
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	March 18, 2024
f)	Place of the transaction	London Stock Exchange (XLON)

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.